Phone:	(212) 885-5159
Fax:	(917) 332-3856
Email:	EMendelson@blankrome.com

September 16, 2011

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Melissa N. Rocha Accounting Branch Chief

	Re:	China Sky One Medical, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 14, 2011 File No. 001-34080

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the Form 10-K of China Sky One Medical, Inc. (the “Company”), filed March 14, 2011, by letter dated August 18, 2011, to Mr. Liu Yan-Qing, the Company’s Chairman, Chief Executive Officer and President.  On behalf of the Company, on August 24, 2011, we submitted correspondence to the Commission by Edgar stating that the Company expected to file a response to the Commission’s letter on or before September 16, 2011.  As I discussed yesterday with Mr. Frank Wyman, of the Commission’s Staff, due, in part, to recent changes in the Company’s management, the Company is not yet in position to respond to the Commission’s comments.  The Company anticipates that its response will be filed on or before September 23, 2011.

Please do not hesitate to contact me at (212) 885-5159 with any questions or further comments.

Very truly yours,

/s/ Eric C. Mendelson
Eric C. Mendelson